UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2009

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) as of and for the nine months ended September 30, 2008 and 2009.

Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in adjusted nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Some amounts in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Alestra” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data and internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. See Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the unaudited financial statements as of September 30, 2009 and for the nine months ended September 30, 2008 and 2009 and the notes thereto contained elsewhere herein.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenues

Total revenue during the nine months ended September 30, 2009 was Ps. 3,541.7 million, a 2.8% increase, or Ps. 97.2 million, from the Ps. 3,444.6 million generated in the same period of 2008. This increase was primarily the result of higher revenues from data, internet and local services, which offset the decrease in revenues from long distance services.

Data, Internet and Local Services. During the nine months ended September 30, 2009, data, internet and local service revenues reached Ps. 2,428.7 million, a 12.9% increase, or Ps. 278.2 million, from the Ps. 2,150.6 million recorded during the same period of 2008. Growth of data, internet and local services revenues was particularly strong in internet-related services such as virtual private network (“VPN”) services. Our data, internet and local service segment represented 68.6% of our total revenues during the nine months ended September 30, 2009, compared to 62.4% during the same period in 2008.

Long Distance Services. Revenues derived from our long distance services for the nine months ended September 30, 2009 were Ps. 1,113.0 million, a 14.0%, or Ps. 181.0 million, decrease from the Ps. 1,294.0 million recorded in the same period of 2008. The decrease in long distance revenues was primarily due to lower traffic. The average long distance revenue per minute increased 7.1% to Ps. 0.69 for the nine months ended September 30, 2009 from Ps. 0.64 recorded during the nine months ended September 30, 2008 primarily due to lower international traffic and the resulting more profitable mix of traffic. Total volume of minutes handled decreased 19.6% to 1,614 million in the nine months ended September 30, 2009 from 2,008 million minutes for the same period in 2008. The reduction in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 31.4% of our total revenues during the nine months ended September 30, 2009 compared to 37.6% during the same period of 2008.

Cost of Services (excluding depreciation)

Cost of services consists primarily of:

•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”);

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 0.9%, or Ps. 11.4 million, to Ps. 1,338.4 million for the nine months ended September 30, 2009 from Ps. 1,327.0 million recorded during the nine months ended September 30, 2008. The increase in cost of services was primarily the result of a 3.7% increase in data, internet and local services costs to Ps. 580.9 million for the nine months ended September 30, 2009 from Ps. 559.9 million recorded during the same period of 2008. Our costs in data, internet and local services during the nine months ended September 30, 2009 increased primarily as a result of higher volume.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation); gross profit is a non-GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income, determined in accordance with Mexican FRS, as an indication of our financial performance or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit for the nine months ended September 30, 2009 increased 4.0%, or Ps. 85.7 million, to Ps. 2,203.3 million from Ps. 2,117.6 million in the same period in 2008.

Our gross profit increased primarily as a result of higher data, internet and local services gross profit, which fully offset the decrease in the long distance services gross profit. Our data, internet and local services gross profit increased 16.2%, or Ps. 257.2 million, to Ps. 1,847.9 million in the nine months ended September 30, 2009 from Ps. 1,590.7 million recorded in the same period of 2008, while our long distance services gross profit decreased 32.5%, or Ps. 171.5 million, to Ps. 355.4 million in the nine months ended September 30, 2009 from Ps. 526.9 million recorded in the same period of 2008.

Our gross margin, defined as gross profit as a percentage of total revenues, was 62.2% in the nine months ended September 30, 2009 as compared to 61.5% reported in the same period in 2008.

Administration, Selling and Other Operating Expenses

Administration, selling and other operating expenses decreased 2.0%, or Ps. 23.1 million, to Ps. 1,138.1 million in the nine months ended September 30, 2009 from Ps. 1,161.2 million recorded in the same period in 2008 primarily as a result of lower personnel expenses due to the reorganization of our consumer segment at the end of 2008 and lower marketing expenses. For the nine months ended September 30, 2009 and September 30, 2008, administration, selling and other operating expenses represented 32.1% and 33.7% of total revenues, respectively.

Depreciation and Amortization

Depreciation and amortization increased 12.7%, or Ps. 70.8 million, to Ps. 629.5 million in the nine months ended September 30, 2009, from Ps. 558.7 million for the same period of 2008. This increase was primarily due to higher fixed assets as a result of an increase in capital expenditures during the last quarter of 2008 and for the nine months ended September 30, 2009.

Operating Income

Operating income increased 9.6%, or Ps. 38.1 million, to Ps. 435.8 million in the nine months ended September 30, 2009, from Ps. 397.7 million recorded in the nine months ended September 30, 2008. This increase was primarily due to a Ps. 85.7 million increase in gross profit, coupled with a Ps. 23.1 million decrease in administration, selling and other operating expenses compared to the amounts recorded in the same period of 2008.

Comprehensive Financial Result

During the nine months ended September 30, 2009, our comprehensive financial loss was Ps. 278.1 million, compared to a Ps. 219.7 million loss reported during the same period in 2008. The following table sets forth our comprehensive financial results for the periods under review:

	Nine Months Ended September 30,
	2008 (unaudited)	2009 (unaudited)
	(in millions of nominal Pesos)
Interest expense	Ps. (196.5)	Ps. (284.5)
Interest income	15.5	16.3
Exchange gain, (loss) net	24.4	(4.7)
Effect of derivative financial instruments	(63.0)	(5.2)

Comprehensive financial result, net	Ps. (219.7)	Ps (278.1)

Our interest expense increased by Ps. 88.0 million to Ps. 284.5 million in the nine months ended September 30, 2009, from Ps. 196.5 million in the same period of the previous year. We recorded higher interest expenses due to non-recurrent financial expenses related to the prepayment of our senior notes due 2010 through a tender offer on each of August 12, 2009 and August 25, 2009 and through an optional redemption on September 11, 2009, and also due to higher interest expenses related to both our senior notes due 2014 issued on August 11, 2009 and the remaining amount of senior notes due 2010 redeemed on September 11, 2009. In addition, our interest expenses increased as a result of a 25.1% depreciation of the Peso against the U.S. dollar from September 30, 2008 to September 30, 2009, given that all of our debt is U.S. dollar denominated.

Interest income increased to Ps. 16.3 million in the nine months ended September 30, 2009, compared to Ps. 15.5 million recorded in the comparable period of 2008. This increase was primarily due to the depreciation of the Peso against the U.S. dollar from September 30, 2008 to September 30, 2009 given that our temporary investment in senior notes due 2010 was U.S. dollar denominated.

Exchange loss for the nine months ended September 30, 2009 was Ps. 4.7 million compared to an exchange gain of Ps. 24.4 million recorded during the same period of 2008. We record an exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceed our U.S. dollar-denominated monetary assets for the nine months ended September 30, 2008 and 2009. We recorded a foreign exchange loss during the nine months ended September 30, 2009 primarily due to a depreciation of the Peso against the U.S. dollar in the months of January 2009, February 2009 and September 2009.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives for managing this risk, including, for example, the use of hedging instruments to minimize the impact of Peso/U.S. dollar exchange rate fluctuation on our cash flow.

As of the date of this report, we do not have any derivative instruments. We had a settlement of forward contracts in an amount of US$ 1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and amounted to Ps. 2.2 million. In addition, we have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For the nine months ended September 30, 2009, the effect of this embedded derivative was negative and amounted to Ps. 3.0 million, this contract is evaluated on a monthly basis.

Income Taxes and IETU

We and our subsidiary, Servicios Alestra, are required to pay the greater of income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”). As a result, the Company determined that it will be subject to income tax rather than IETU. For the nine months ended September 30, 2009, we recorded our income tax provision using an income tax effective rate of 43% compared to an income tax effective rate of 51% for the nine months ended September 30, 2008. We had a lower tax effective rate for the nine months ended September 30, 2009 as a result of not applying a fiscal accelerated depreciation in the nine months ended September 30, 2008.

In accordance with the interpretation with respect to the accounting effects of the IETU published by the Mexican Board of Research and Development of Financial Reporting Standards (“CINIF” by its Spanish acronym) on December 21, 2007 and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we have not recorded any deferred IETU taxes as of September 30, 2009.

Net Income

For the nine months ended September 30, 2009, we recorded a net income of Ps. 87.5 million compared to a net income of Ps. 71.5 million during the same period of 2008. This was primarily due to higher operating income during the nine months ended September 30, 2009, as compared to the same period of 2008.

Current Liquidity

As of December 31, 2008 and September 30, 2009 we had Ps. 202.8 million and Ps. 167.3 million of unrestricted cash available, respectively. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Our cash balance decreased Ps. 35.5 million from December 31, 2008 to September 30, 2009 primarily as a result of our payment of our debt, including the prepayment of our 8% senior notes due 2010 and the then outstanding of the bank facility with Comerica Bank in an amount of US$ 15.0 million.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of September 30, 2009, we had cash of Ps. 28.0 million and temporary investments of Ps. 139.3 million, of which Ps. 79.2 million were in Peso-denominated instruments and Ps. 60.0 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of September 30, 2009 and December 31, 2008 our ratio of current assets to current liabilities was 0.90x, 0.58x, respectively. Our ratio of current assets to current liabilities as of September 30, 2009 includes the corresponding amortization of our vendor loan facilities.

	As of December 31, 2008			As of September 30, 2009 (unaudited)
	(in millions of nominal pesos, excluding ratios)
Unrestricted cash balance	Ps.	202.8		Ps.	167.3
Current ratios (times)		0.58	x		0.90	x

Net debt as of September 30, 2009 decreased US$ 13.9 million to US$ 206.6 million from US$ 220.4 million as of December 31, 2008. The reduction of net debt is primarily the result of the corresponding principal amortization of our indebtedness with internally-generated funds and other financing facilities. Our indebtedness reduction included:

•	the principal amortization of our 8% senior notes due 2010 in the amount of US$ 19.8 million on June 30, 2009;

•	the prepayment of our senior notes due 2010 in the amount of US$ 67.4 million on August 12, 2009, US$ 2.0 million on August 25, 2009 and US$ 123.7 million on September 11, 2009; and

•	the payment of our debt outstanding with Comerica Bank, in the amount of US$15.0 million on September 10, 2009.

Capital expenditures during the nine months ended September 30, 2009 amounted to Ps. 579.6 million, Ps. 94.5 million higher than the Ps. 485.1 million invested in the same period of 2008. Our capital expenditure program includes investments to expand our network, provide new services and to extend our network to customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

On August 11, 2009 we issued US$ 200.0 million new senior unsecured notes due 2014. The principal amortization is payable on August 11, 2014, and interest is paid semi-annually in cash in arrears on February 11 and August 11 of each year, beginning on February 11, 2010 at a rate of 11.750%. The proceeds of the offering were used to prepay our then outstanding senior notes due 2010.

As of December 31, 2008 and September 30, 2009 total debt were as follows:

	As of December 31, 2008		As of September 30, 2009 (unaudited)
	(in millions of nominal pesos)
Short-term debt:	Ps.	650.3	Ps.	169.7
Long-term debt:		2,524.1		3,014.1

Total debt	Ps.	3,174.4	Ps.	3,183.9

On September 10, 2009 we paid our debt outstanding with Comerica Bank, in the amount of US$15.0 million. The bank facility was paid with internally-generated funds and other financing facilities.

As of September 30, 2009 we had a loan facility with an outstanding balance of US$ 22.5 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. Tranches with maturities on 2011 and 2012 have an outstanding balance of US$ 9.1 million and US$ 13.4 million, respectively, as of September 30, 2009.

As of September 30, 2009 we had a loan facility with an outstanding balance of US$ 13.2 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. Tranches with maturities on 2012 and 2013 have an outstanding balance of US$ 6.1 million and US$ 7.1 million, respectively, as of September 30, 2009.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2009 and for the Nine Months Ended September 30, 2008 and 2009

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2008		Unaudited September 30, 2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	202,805	Ps	167,294
Restricted cash (Note 9)		—		273,657
Trade receivables, net of allowance for doubtful accounts of Ps $83,457 in December 31, 2008 and Ps $62,585 in September 30, 2009		516,173		516,202
Due from affiliates and other related parties		54,297		39,994
Other receivables		70,493		78,850
Prepaid expenses		22,694		132,051
Other current assets		1,923		569

Total current assets		868,385		1,208,617
Property and equipment, net (Note 3)		5,169,181		5,127,593
Deferred income tax (Note 8)		—		128,312
Deferred charges and other assets, net		303,845		288,458

Total assets	Ps	6,341,411	Ps	6,752,980

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers	Ps	154,501	Ps	449,274
Other suppliers		354,809		229,028
8% Senior Notes		363,142		—
Bank loans, notes payable and capital leases		287,120		169,744
Due to affiliates and other related parties		11,918		10,973
Income tax payable		7,884		142,907
Other accounts payable and accrued expenses		309,341		337,009

Total current liabilities		1,488,715		1,338,934

LONG-TERM LIABILITIES:
Senior notes		2,337,925		2,700,840
Bank loans, notes payable and capital leases		186,202		313,283
Deferred income tax		6,020		—
Estimated liabilities for seniority premiums and pension plans		105,704		95,141

Total liabilities		4,124,566		4,448,198

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		821,873		909,809

Total majority interest		2,216,844		2,304,780

Total minority interest		1		2

Total stockholders’ equity		2,216,845		2,304,782

CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	6,341,411	Ps	6,752,980

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2008		2009
REVENUES
Long distance services	Ps	1,294,022	Ps	1,113,013
Data, internet and local services		2,150,557		2,428,725

		3,444,579		3,541,738

OPERATING EXPENSES:
Cost of services (excluding depreciation):
Long distance services		(767,106)		(757,565)
Data, internet and local services		(559,901)		(580,854)

		(1,327,007)		(1,338,419)

Administration, selling and other operating expenses		(1,161,178)		(1,138,060)
Depreciation and amortization		(558,709)		(629,466)

Operating income		397,685		435,793

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(196,504)		(284,472)
Interest income		15,498		16,256
Exchange gain (loss)		24,367		(4,670)
Effect of derivative financial instruments		(63,025)		(5,216)

		(219,664)		(278,102)

OTHER EXPENSE, NET		(32,036)		(3,940)

Income before income tax		145,985		153,751
Income tax		(74,452)		(66,302)

Net income	Ps	71,533	Ps	87,449

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2008		2009
Operation activities:
Income before income tax	Ps	145,985	Ps	153,751
Items relating to investing activities:
Depreciation and amortization		558,709		629,466
Estimated liabilities for seniority premiums and pension plans		15,119		12,502
Interest income		(15,498)		(16,248)
Loss on derivative financial instruments		63,025		5,216
Other, net		5,855		3,435
Items relating to financing activities:
Interest expense		217,948		301,733
Exchange (gain) loss		(24,367)		4,670
Other, net		3,334		1,567

Subtotal		970,110		1,096,092
Decrease in accounts receivable and other current assets		(37,189)		(90,877)
(Decrease) increase in suppliers, accounts payable and other current liabilities		(177,994)		286,733
Payments relating to settlement of derivative financial instruments		(60,173)		(2,241)
Income tax paid		(19,743)		(56,335)

Cash flows provided by operating activities		675,010		1,233,372

Investing activities:
Interest received		13,084		15,887
Acquisition of property and equipment		(420,072)		(513,997)
Acquisition of deferred charges and other assets		(48,656)		(98,355)

Cash flows used in investing activities		(455,644)		(596,465)

Excess in cash to be applied in financing activities		219,367		636,907

Financing activities:
Increase in bank loans and notes payable		62,597		304,911
Issuance of 11.75% Senior Notes		—		2,586,980
Payment of 8% Senior Notes		(156,421)		(2,640,321)
Interest paid		(146,396)		(219,435)
Payment of debt and bank loans		(222,202)		(479,643)

Cash flows used in financing activities		(462,422)		(447,508)

(Decrease) increase in net cash and cash equivalents		(243,055)		189,399
Adjustments to cash flow as a result of changes in exchange rates		(9,762)		48,747
Cash, cash equivalents and restricted cash at beginning of year		449,075		202,805

Total cash and cash equivalents at end of the period	Ps	196,258	Ps	440,951

Cash, cash equivalents and restricted cash at end of year is integrated by:
Cash and cash equivalents	Ps	196,258	Ps	167,294

Restricted Cash	Ps	—	Ps	273,657

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T, Inc. (49%).

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico and offering long distance telephone services and data, internet and local services.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V., which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are, collectively, referred to as the “Company”.

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The condensed consolidated financial statements of Alestra have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”).

The condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2008.

The condensed consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

b.	Restatement

The revised consolidated financial statements for the nine month period ended September 30, 2008 in this 6-K supersede the unaudited consolidated financial statements in our interim report on Form 6-K as of and for the nine-month period ended September 30, 2008.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

For the nine-month period ended September 30, 2008, the Company revised its income tax provision and reconsidered the relevant information used to arrive at its income tax effective rate projected at that date and concluded that such provision had errors in its determination. Consequently, the Company restated the consolidated statements of operations and consolidated statements of cash flows as of and for the years nine-month period ended September 30, 2008 in order to present its income tax provision accurately. This adjustment did not have any impact in the financial statements as of December 31, 2008. The total adjustment derived from this restatement is shown as follows:

	Originally reported amount		Corrected amount
Income tax provision	Ps	93,163	Ps	50,695

c.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

d.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not considered an inflationary environment, since there has been a cumulative inflation below 26% in the last six years (established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company was required to discontinue the recognition of the inflation effects in the financial information. Consequently, the financial statements as of September 30, 2008 and 2009 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

e.	New adopted standards

As of January 1, 2009, the Company adopted the following standards, which did not have a material impact on the Company’s financial statements:

NIF B-7, “Business acquisitions”, which establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8, “Consolidated and combined financial statements”, which establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

NIF C-7, “Investments in associated companies and other permanent investments”, which sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

NIF C-8, “Intangible assets”, which sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8, “Share-based payments”, which stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS supersedes IFRS 2 “Shared based payments” issued by the International Financial Reporting Standards Board applicable on a supplementary basis in Mexico.

f.	Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated statement of cash flow for the nine months ended September 30, 2008 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported		Reclassifications		September 30, 2008
Cash flow provided by operating activities	Ps	714,109	Ps	(39,099)	Ps	675,010
Cash flow used in investing activities		(487,429)		31,785		(455,644)
Cash flow used in financing activities		(313,482)		(148,940)		(462,422)
Adjustments resulting of changes in exchange rates		—		(9,762)		(9,762)
Cash and cash equivalents at beginning of year		283,059		166,016		449,075

Cash and cash equivalents at end of the year	Ps	196,258	Ps	—	Ps	196,258

These reclassifications did not have any impact in the financial statements as of December 31, 2008.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2008 and September 30, 2009, property and equipment net, consists of the following:

	2008		2009
Buildings	Ps	143,539	Ps	147,087
Furniture, fixtures and other		264,323		265,143
Hardware equipment		368,261		386,525
Transportation equipment		24,893		26,840
Telephone network		9,271,870		9,680,940
Billing and customer care software		524,141		558,709

		10,597,027		11,065,244
Accumulated depreciation and amortization		(5,829,521)		(6,383,832)

		4,767,506		4,681,412
Land		165,194		165,194
Constructions in progress		236,481		280,987

Total	Ps	5,169,181	Ps	5,127,593

Amortization of billing and customer care software charged to income amounted to Ps50,565 and Ps37,871 for the periods ended September 30, 2008 and 2009, respectively.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps460,845 and Ps516,440 for the periods ended September 30, 2008 and 2009, respectively.

4. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2008 and September 30, 2009, bank loans, notes payable and capital leases consist of the following:

	2008		2009
Bank loan obtained from Comerica Bank for an amount of US$15 million at an annual rate plus Libor of 1.75 points due in September 2009(1)	Ps	203,075	Ps	—
Promissory notes to Cisco Systems Capital Corporation for an amount of US$27.3 million(2)		166,335		304,391
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$15.7 million(3)		102,084		178,636
Capital lease contract with CSI Leasing México, S. de R. L for telecommunications equipment(4)		1,828		—

		473,322		483,027
Current portion of bank loans, notes payable and capital leases		(287,120)		(169,744)

Long term debt	Ps	186,202	Ps	313,283

(1)	On August 6, 2008, the Company contracted a loan with Comerica Bank (“Comerica”) for US$15 million bearing interest at 1 month LIBOR rate plus 1.75%. Interest payments were payable each month, with the principal due at maturity on September 10, 2009. As of September 30, 2009, this loan has been repaid in full.
(2)	In order to acquire goods with Cisco Systems from September 7, 2008 to September 11,2009, six promissory notes were issued for a total amount of US$27.3 million. Each promissory note is effective for 36 months with an annual interest rate is 5.67%. As of September 30, 2009 amount due was US$22.5 million.
(3)	From October 1, 2008 to April 21, 2009, the company signed four promissory notes with Hewlett Packard Operations de México, S. de R.L. de C.V. (“HP”), for the acquisition of goods for a total amount of US$15.7 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 6.68% and 7.082%. As of September 30, 2009 amount due was US$13.2 million.
(4)	The Company entered into a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”) to acquire telecommunications and computer equipment, which is denominated in U. S. dollars. At December 31, 2008 and September 30, 2009 it amounts to Ps1,823 (US$135,000) and Ps0, respectively, bearing interest at an interest rate of 7.9%. This capital lease was payable in 36 equal monthly payments of Ps473 (US$35,000) each, and matured on April 2009. As of September 30, 2009, this contract has been repaid in full.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

5. SENIOR NOTES

On August 11, 2009 the Company performed a new debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.75% payable semi-annually in cash in arrears on February and August of each year with a maturity on August 11, 2014 (“11.75% Senior Notes”). The 11.75% Senior Notes principal will be paid at its maturity and is presented as long-term in the balance sheet.

The 11.75% Senior Notes may be paid in advance at the Company’s option, totally or partially, at any time for an amount equal to 101% of the outstanding principal amount owed.

In the event of a change in the Company’s control structure, for example in the case of the change of partners owning the social parts of the Company and with certain exceptions, the holders of the 11.75% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The proceeds obtained in the issuance of the 11.75% Senior Notes were used to refinance the Company’s 8% Senior Notes due and payable in June 2010 (“8% Senior Notes”) and the current portion of bank loans.

The Company is capitalizing fees and expenses incurred in the issuance of the 11.75% Senior Notes that will be amortized over the term of the notes. As of September 30, 2009, the Company recognized Ps44,376 in the deferred charges caption. Additionally, the Company wrote off debt issuance costs related to the 8% Senior Notes for an amount of Ps45,536.

As of December 31, 2008 the 8% Senior Notes consisted of the following:

	2008
Senior notes	Ps	2,701,067
Current portion of senior notes		(363,142)

Long-term senior notes	Ps	2,337,925

As of December 31, 2008, the nominal value of the senior notes acquired by the Company amounted to Ps191,760 (US$14.2 million).

Senior notes acquired are shown in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps5,938 and Ps9,448 as of September 30, 2008 and 2009 has been presented net of the financial expense caption in the statements of operation.

The 11.75% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of September 30, 2009 and the date of issuance of these financial statements, the Company is in compliance with all required covenants.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

6. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan				Seniority Premium				Indemnities				Other retirement benefits
	September 30,				September 30,				September 30,				September 30,				Total
	2008		2009		2008		2009		2008		2009		2008		2009		2008		2009
Net cost of the period:
Labor cost of the current service	Ps	1,501	Ps	1,480	Ps	96	Ps	101	Ps	2,088	Ps	2,229	Ps	31	Ps	18	Ps	3,716	Ps	3,828
Financial cost		5,010		4,556		72		85		1,621		1,921		89		50		6,792		6,612
Net actuarial earning or loss		—		—		108		97		2,556		—		—		—		2,664		97
Labor cost of past service		(430)		(888)		34		30		2,258		2,449		85		373		1,947		1,964

Total	Ps	6,081	Ps	5,148	Ps	310	Ps	313	Ps	8,523	Ps	6,599	Ps	205	Ps	441	Ps	15,119	Ps	12,501

7. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies, accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the bank loans, notes payable, derivative instruments and senior notes at December 31, 2008 and September 30, 2009 are as follows:

Periods ended	Carrying amount		Fair value		Differences
December 31, 2008
Bank loans and notes payable	Ps	471,494	Ps	439,127	Ps	32,367
Senior notes		2,701,067		2,339,618		361,449
Derivative instruments — asset		(489)		(489)		—

	Ps	3,172,072	Ps	2,778,256	Ps	393,816

September 30, 2009
Bank loans and notes payable	Ps	483,027	Ps	506,458	Ps	(23,431)
Senior notes		2,700,840		2,977,676		(276,836)
Embedded derivatives — liability		2,996		2,996		—

	Ps	3,186,863	Ps	3,487,130	Ps	(300,267)

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

8. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Nine months ended September 30,
	2008		2009
Income before income tax	Ps	145,985	Ps	153,751
Income tax at statutory rate (28%)		(40,876)		(43,050)
Add (deduct) effect of income tax on:
CFR differences		(12,413)		(11,731)
Effect of valuation of tax losses and other permanent items		(21,163)		(11,521)

Total provision of income tax	Ps	(74,452)	Ps	(66,302)

For the nine months ended September 30, 2009, the company recognized its income tax provision using an income tax effective rate of 43% compared to an income tax effective rate of 51% for the nine months ended September 30, 2008.

9. CONTINGENCIES AND COMMITMENTS

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros ( insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra´s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse affect on our financial position; results of operations or cash flows.

On July 16, 2006, Corporación Mexicana de Investigación en Materiales S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, because the service areas had not been opened to pre-subscription by Comisión Federal de Telecomunicaciones (“Cofetel”) in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps 75 to be paid by the Company. At the beginning of 2007, Alestra filed an indirect writ of relief against this resolution by SFP, and in June 26, 2008 the court granted Alestra relief (“amparo”) in the form of declaring SFP´s sanctions without effect, on the grounds that the sanctions procedure by SFP was without basis and motivation. Although in August 2008, Alestra began a new amparo against SFP authority to reinitiate the procedure, on June 9, 2009, the judge confirmed SFP faculties. In the future, SFP could impose similar sanctions on Alestra, including the possibility of prohibiting Alestra from participating for three months in public bids to offer telecommunication services to the Mexican federal administration. Alestra will try to dispute any potential sanctions; however, the Company cannot assure that they would be dismissed.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008 and 2009 and had requested the intervention of Cofetel. On September 8, 2009, a trust was created by the Company, Telmex and BBVA Bancomer as a trustee to guarantee the payment of such interconnection services. At September 30, 2009, the trust balance is Ps273,657 which is presented as restricted cash in the Company’s balance sheet. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and is expected that the Company may reach an agreement in the near future.

In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on our financial results; however, as of the date of issuance of the financial statements the Company considers it has recognized sufficient provisions to address such contingencies.

10. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two segments: long distance services (domestic and international); and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization per segment.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in our financial statements as of and for the year ended December 31, 2008. The information on the Company’s segments for the nine months ended September 30, 2008 and 2009 is as follows:

Nine months ended	Long distance		Data, Internet and Local services		Total
September 30, 2008
Revenues	Ps	1,294,022	Ps	2,150,557	Ps	3,444,579
Costs of services (excluding depreciation)		(767,106)		(559,901)		(1,327,007)

Gross profit	Ps	526,916	Ps	1,590,656		2,117,572

Operating expenses (including depreciation and amortization)						(1,719,887)

Operating income						397,685
Comprehensive financial result						(219,664)
Other expense, net						(32,036)

Income before income tax						145,985
Income tax						(74,452)

Net income					Ps	71,533

Nine months ended	Long distance		Data, Internet and Local services		Total
September 30, 2009
Revenues	Ps	1,113,013	Ps	2,428,725	Ps	3,541,738
Costs of services (excluding depreciation)		(757,565)		(580,854)		(1,338,419)

Gross profit	Ps	355,448	Ps	1,847,871		2,203,319

Operating expenses (including depreciation and amortization)						(1,767,526)

Operating income						435,793
Comprehensive financial result						(278,102)
Other expense, net						(3,940)

Income before income tax						153,751
Income tax						(66,302)

Net income					Ps	87,449

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

11. SUBSEQUENT EVENTS

A.	On October 12, 2009, the Company entered into a two year loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at LIBOR rate plus 3.75%. Interest is payable every three months and principal is payable in four payments during 2011.

B.	The Mexican Congress approved the tax reform bill for 2010. Among others, the most significant changes are:

a.	The increase of the income tax rate from 28% to 30% from 2010 to 2012, a decrease to 29% in 2013 and finally 28% in 2014 and future years.
b.	Modifications in the tax consolidation regime in which the Company is participating as a subsidiary of Alfa.
c.	The creation of an excise tax of 3% to cable and telephone communication services, excluding public telephone, rural fixed and internet services.
d.	A 1% increase in the value added tax rate.

As of this date, the Company’s management is analyzing the possible effects that this tax reform may have on the financial information.

C.	In connection with the COMIMSA contingency, on November 10, 2009, SFP issued its final decision to not sanction the Company with the prohibition against participating in bids to offer telecommunication services; however, the Company is required to pay a fine of Ps 73.

Signatures

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/S/ BERNARDO GARCÍA
Bernardo García
Chief Financial and Administrative Officer

Date: December 21, 2009